U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A
                                Amendment No. 1


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                        Comission File Number: 001-32522

                            TRAFALGAR RESOURCES, INC.
                 (Name of Small Business Issuer in Its Charter)


           UTAH                                        91-0974149
(State or Other Jurisdiction of            (I.R.S. Employer Identification No.)
 Incorporation Or organization)

     P.O. Box 2017, Sandy, Utah             84091-2017
(Address of Principal Executive Office)     (Zip Code)

                    Issuer's telephone number: (801) 747-2225


        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                    each class is to be registered
      None                                           None

      None                                           None


        Securities to be registered pursuant to Section 12(g) of the Act:

                          Class "A" Voting Common Stock
                                (Title of Class)

                                      None
                                (Title of Class)

                                     PART I
                                 (Alternative 3)

Item 1.  Description of Business.

(a) Business Development.

         The Company was incorporated under the laws of the state of Utah on October 25, 1972, under the name of Electronic Agricultural Machinery Development Corporation. In 1974, the Company changed its name to Zenith Development Corporation. In 1980, the Company changed its name to Alternative Energy Resources, Inc. In 2004, the Company changed its name to Trafalgar Resources, Inc.

         Initially, the Company sought to develop and market inventions, including an asparagus harvester, a hot water saving device and a gas alert signal. Ultimately, none of the inventions were successful and they were abandoned. The Company ceased to conduct any business and has not conducted any business during the last three years.

         Currently, the Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Such involvement may take many forms, including the acquisition of an existing business or the acquisition of assets to establish subsidiary businesses. All risks inherent in new and inexperienced enterprises are inherent in the Company's business.

(b) Business of Issuer.

         The Company is not currently conducting any business, nor has it conducted any business for several years. Therefore, it does not possess products or services, distribution methods, competitive business positions, or major customers. The Company does not possess any unexpired patents or trademarks and any and all of its licensing and royalty agreements from the inventions it sought to market in the past have since expired, and are not currently valid. The Company does not employ any employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

         (a) Plan of Operation.

         The Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Such involvement may take many forms, including the acquisition of an existing business or the acquisition of assets to establish subsidiary businesses. The Company's management does not expect to remain involved as management of any acquired business; presently unidentified individuals would be retained for such purposes.

         With the capital the Company currently possesses, it anticipates being able to satisfy its short-term cash requirements, and it does not expect to need to raise additional funds in the next twelve months.

         However, as the Company possesses limited funds, the Company will be extremely limited in its attempts to locate potential business situations for investigation. The Company intends to commence, on a limited basis, the process of investigating possible merger and acquisition candidates, and believes that the Company's status as a publicly-held corporation will enhance its ability to locate such potential business ventures. No assurance can be given as to when the Company may locate suitable business opportunities and such opportunities may be difficult to locate; however, the Company intends to actively search for potential business ventures for the foreseeable future.

         Management anticipates that due to its lack of funds, and the limited amount of its resources, the Company may be restricted to participation in only one potential business venture. This lack of diversification should be considered a substantial risk because it will not permit the Company to offset potential losses from one venture against gains from another.

         Business opportunities, if any arise, are expected to become available to the Company principally from the personal contacts of its officers and directors. While it is not expected that the Company will engage professional firms specializing in business acquisitions or reorganizations, such firms may be retained if funds become available in the future, and if deemed advisable. Opportunities may thus become available from professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and other sources of unsolicited proposals. In certain circumstances, the Company may agree to pay a finder's fee or other form of compensation, including perhaps one-time cash payments, payments based upon a percentage of revenues or sales volume, and/or payments involving the issuance of securities, for services provided by persons who submit a business opportunity in which the Company shall decide to participate, although no contracts or arrangements of this nature presently exist. The Company is unable to predict at this time the cost of locating a suitable business opportunity.

         The analysis of business opportunities will be undertaken by or under the supervision of the Company's management, none of whom is a professional analyst and none of whom have significant general business experience. Among the factors which management will consider in analyzing potential business opportunities are the available technical, financial and managerial resources; working capital and financial requirements; the history of operation, if any; future prospects; the nature of present and anticipated competition; potential for further research, developments or exploration; growth and expansion potential; the perceived public recognition or acceptance of products or services; name identification, and other relevant factors.

         It is not possible at present to predict the exact matter in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed and, based upon such review, the appropriate legal structure or method of participation will be decided upon by management. Such structures and methods may include, without limitation, leases, purchase and sale agreements, licenses, joint ventures; and may involve merger, consolidation or reorganization. The Company may act directly or indirectly through an interest in a partnership, corporation or reorganization. However, it is most likely that any acquisition of a business venture the Company would make would be by conducting a reorganization involving the issuance of the Company's restricted securities. Such a reorganization may involve a merger (or combination pursuant to state corporate statutes, where one of the entities dissolves or is absorbed by the other), or it may occur as a consolidation, where a new entity is formed and the Company and such other entity combine assets in the new entity. A reorganization may also occur, directly or indirectly, through subsidiaries, and there is no assurance that the Company would be the surviving entity. Any such reorganization could result in loss of control of a majority of the shares. The Company's present directors may be required to resign in connection with a reorganization.

         A reorganization may be structured in such a way as to take advantage of certain beneficial tax consequences available in business reorganizations, in accordance with provisions of the Internal Revenue Code of 1986 (as amended). Pursuant to such a structure, the number of shares held prior to the reorganization by all the Company's shareholders might be less than 20% of the total shares to be outstanding upon completion of the transaction. Substantial dilution of percentage equity ownership may result to the shareholders, in the discretion of management.

         Generally, the issuance of securities in a reorganization transaction would be undertaken in reliance upon one or more exemptions from the registration provisions of applicable federal securities laws, including the exemptions provided by state law.

     The Securities and Exchange Commission ("SEC") maintains the View that securities issued by a blank check company such as Trafalgar cannot be resold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 but must be registered under the Securities Act of 1933. In some circumstances, however, as a negotiated element of the transaction, the Company may agreee to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company may choose to enter into a venture involving the acquisition of or merger with a company which does not need substantial additional capital but desires to establish a public trading market of its securities. Such a company may desire to consolidate its operations with the Company through a merger, reorganization, asset acquisition, or other combination, in order to avoid possible adverse consequences of undertaking its own public offering. (Such consequences might include expense, time delays or loss of voting control.) In the event of such a merger, the Company may be required to issue significant additional shares, and it may be anticipated that control over the Company's affairs may be transferred to others.

         As part of their investigation of acquisition possibilities, the Company's management may meet with executive officers of the business and its personnel; inspect its facilities; obtain independent analysis or verification of the information provided, and conduct other reasonable measures, to the extent permitted by the Company's limited resources and management's limited expertise. Generally, the Company intends to analyze and make a determination based upon all available information without reliance upon any single factor as controlling.

         In all likelihood, the Company's management will be inexperienced in the areas in which potential businesses will be investigated and in which the Company may make an acquisition or investment. Thus, it may become necessary for the Company to retain consultants or outside professional firms to assist management in evaluating potential investments, and to hire managers or outside professional firms to assist management in evaluating potential investments, and to hire managers to run or oversee the operations of its acquisitions of investments. The Company can give no assurance that it will be able to find suitable consultants or managers. The Company intends not to employ any of its affiliates, officers, directors, or principle shareholders as consultants. The Company has no policy regarding the use of consultants, however, if management, in its discretion, determines that it is in the best interests of the Company, management may seek consultants to review potential merger or acquisitions candidates. There are currently no contracts or agreements between any consultant and any companies that are searching for "shell" companies with which to merge. There have been no preliminary discussions or understandings between the Company and any market maker regarding the participation of any such market maker in the aftermarket for the Company's securities inasmuch as no market for the securities is expected to arise due to the lack of transferability of the Company's shares.

         It may be anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention, and substantial costs for accountants, attorneys and others. Should a decision thereafter be made not to participate in a specific business opportunity, it is likely that costs already expended would not be recoverable. It is likely, in the event a transaction should eventually fail to be consummated, for any reason, that the costs incurred by the Company would not be recoverable. The Company's officers and directors are entitled to reimbursement for all expenses incurred in their investigation of possible business ventures on behalf of the Company, and no assurance can be given that if the Company has available funds they will not be depleted in such expenses.

         Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like the Company, without assets or many liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public". However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of the Company.

Item 3.  Description of Property.

         The Company owns no properties and utilizes space on a rent-free basis in the office of its principal shareholder, Anthony Brandon Escobar. This arrangement is expected to continue until such time as the Company becomes involved in a business venture which necessitates its relocation, as to which no assurances can be given. The Company has no agreements with respect to the maintenance or future acquisition of the office facilities, however, if a successful merger/acquisition is negotiated, it is anticipated that the office of the Company will be moved to that of the acquired company.

         The Company is not actively engaged in conducting any business. Rather, the Company is in the process of investigating potential business ventures which, in the opinion of management, will provide a source of eventual profit to the Company. Therefore, the Company does not presently intend to invest in real estate or real estate securities, nor has it formulated any investment policies regarding investments in real estate, real estate mortgages, or securities of or interests in persons engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth as of May, 2005, information regarding the beneficial ownership of shares by each person known by the Company to own five percent or more of the outstanding shares, by each of the directors and by the officers and directors as a group.

                         Name and address                 Amount of                            Percent
Title of Class           of beneficial owner              beneficial ownership                 of class
--------------           -------------------              --------------------                 --------
Class "A" Voting         Anthony Brandon Escobar          4,937,500                            94.03%
Common Stock             President
                         8124 S. Grambling Way
                         Sandy, Utah 84094

Class "A" Voting         Sean Escobar                     31,250                               00.59%
Common Stock             Vice President
                         10344 Silver Willow Dr.
                         Sandy, Utah 84070

Class "A" Voting         Anthony Coletti                  31,250                               00.59%
Common Stock             Secretary/Treasurer
                         7036 Derek Hollow Cove
                         Midvale, Utah 84047

Class "A" Voting         All Officers and                 5,000,000                            95.22%
Common Stock             Directors as a Group

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

(a) Directors and Executive Officers

         The following directors were appointed and will serve until the next annual meeting of the Company's stockholders, and until their successors have been elected and have qualified. The following officers were appointed to their positions, and continue in such positions, at the discretion of the directors.

         Anthony Brandon Escobar, age 30, has been a Director of the Company since March 5, 2004, and has been President of the Company since March 12, 2004. In addition to his management position with the Company, he graduated from the University of Utah in 2001 with a Bachelor of Science degree in Communications. Mr. Escobar has been self-employed owning and operating Absolute Laboratories, Inc., that distributes dietary supplements to health food stores and pharmacies. Mr. Escobar is also a licensed real estate agent.

         Sean Escobar, age 24, has been a Director of the Company since March 5, 2004, and has been Vice President of the Company since March 12, 2004. In addition to his management position with the Company, he has worked as an independent contractor as a nutritional product sales representative primarily for Isagenix International, Inc.

         Anthony Coletti, age 34, has been a Director of the Company since March 5, 2004, and has been Secretary and Treasurer of the Company since March 12, 2004. In addition to his management position with the Company, he graduated from the University of Utah in 1993 with a Bachelor of Arts degree in Marketing. Mr. Coletti has worked in the field of ophthalmology as a Glaucoma Specialty Sales Representative for Alcon Laboratories and has managed a territory including the states of Utah, Idaho, Montana and Wyoming, where he has worked with over 240 physicians.

(b) Family relationships

(c) Prior blank check experiences

     None of the officers or directors of the Company have had any previous involvement in blank check companies.

         Anthony Brandon Escobar and Sean Escobar are brothers and Anthony Coletti is the brother-in-law to Anthony Brandon Escobar and Sean Escobar.

Item 6.  Executive Compensation.

         The Company has made no arrangements for the remuneration of its officers and directors, except that they will be entitled to receive reimbursement for actual, demonstrable out-of-pocket expenses, including travel expenses if any, made on the Company's behalf in the investigation of business opportunities. No remuneration has been paid to the Company's officers or directors prior to the filing of this form. There are no agreements or understandings with respect to the amount of remuneration that officers and directors are expected to receive in the future. Management takes no salaries from the Company and does not anticipate receiving any salaries in the foreseeable future. No present prediction or representation can be made as to the compensation or other remuneration which may ultimately be paid to the Company's management, since upon the successful consummation of a business opportunity, substantial changes may occur in the structure of the Company and its salaries or other forms of compensation which cannot presently be anticipated. Use of the term "new management" is not intended to preclude the possibility that any of the present officers or directors of the Company might be elected to serve in the same or similar capacities upon the Company's decision to participate in one or more business opportunities.

         The Company's management may benefit directly or indirectly by payments of consulting fees, payment of finders fees to others from consulting fees, sales of insider's stock positions in whole or part to the private company, the Company or management of the Company, or through the payment of salaries, or any other methods of payments through which insiders or current investors receive funds, stock, or other assets or anything of value whether tangible or intangible. There are no plans, proposals, arrangements or understandings with respect to the sale of additional securities to affiliates, current shareholders or others prior to the location of a business opportunity.

Item 7.  Certain Relationships and Related Transactions.

         Not Applicable.

Item 8.  Description of Securities.

         The authorized stock of the Company consists of 100,000,000 shares of Class "A" Voting Common Stock, no par value each, of which 5,250,915 shares were issued and outstanding as of May, 2005. Shareholders (i) have general ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to shareholders upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. All shares now outstanding are fully paid for and non-assessable.

                                     Part II

Item 1. Market Price of and Dividends on the Registrant Common Equity and Related Stockholder Matters.

         There currently is not a trading market for the Company's no par value Class "A" Voting Common Stock.

         As of May, 2005 there were 233 record holders of the Company's Class "A" Voting Common Stock. The Company has not previously declared or paid any dividend on its common stock and does not anticipate declaring any dividends in the foreseeable future.

Item 2. Legal Proceedings.

          The Company is not currently a party to any material litigation.

Item 3. Changes in and Disagreements with Accountants.

         Not applicable.

Item 4. Recent Sales of Unregistered Securities.

         On May 14, 2004, the Company authorized the sale of 5,000,000 shares of unregistered Class "A" Voting Common Stock to the directors and officers of the Company for $40,000, as follows:

         Anthony Brandon Escobar - 4,937,500 shares for $39,500 Sean Escobar - 31,250 shares for $250 Anthony Coletti - 31,250 shares for $250

This sale of the Company's common stock was for the purpose of raising operating capital for the Company and was not part of a public offering. The Company claims exemption from registration for the sale under Section 4(2) of the Securities Act.

Item 5. Indemnification of Directors and Officers.

         The Company has elected to indemnify its officers and directors to the fullest extent permitted under Utah law, from judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, for their involvement in actions or proceedings arising out of their services as officers and directors, provided they were acting in good faith. No indemnification is available where there have been convictions on criminal charges or in connection with actions or proceedings as to which the officers and directors have been unsuccessful on the merits.

                                    Part F/S

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Trafalgar Resources, Inc. (formerly Alternative Energy Resources, Inc.) Salt Lake City, Utah

We have reviewed the accompanying interim balance sheet of Trafalgar Resources, Inc. as of March 31, 2005, and the related interim statements of operations and cash flows for the six months ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the management of Trafalgar Resources, Inc.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with U. S. generally accepted accounting principles.

 /s/ Smith & Company
 Certified Public Accountants
April 22, 2005



         4764 South 900 East, Suite 1 o Salt Lake City, Utah 84117-4977
              Telephone: (801) 281-4700 o Facsimile: (801) 281-4701
                        E-mail: smithcocpa@earthlink.net
          Members: American Institute of Certified Public Accountants o
                Utah Association of Certified Public Accountants

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                                  BALANCE SHEET
                                   (Unaudited)



                                                              March 31,
                                                                2005
                                                            -----------
ASSETS

CURRENT ASSETS
     Cash                                                   $    22,739
                                                            -----------

                                TOTAL CURRENT ASSETS             22,739
                                                            -----------

                                                            $    22,739
                                                            ===========

LIABILITIES AND
SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                       $     3,910
                                                            -----------

                           TOTAL CURRENT LIABILITIES              3,910

SHAREHOLDERS' EQUITY

     Common stock no par value, 100,000,000
         shares authorized; 5,250,915
         shares issued at March 31, 2005                        137,413
     Retained Deficit                                          (118,584)
                                                            -----------

                          TOTAL SHAREHOLDERS' EQUITY             18,829
                                                            -----------

                                                            $    22,739
                                                            ===========

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                    Three Months Ended                         Six Months Ended
                                                         March 31,                                 March 31,
                                                 2005                2004                  2005               2004
                                          ------------------  ------------------    -----------------   -----------------
Income                                    $                0  $                0    $               0   $               0
Cost of sales                                              0                   0                    0                   0
                                          ------------------  ------------------    -----------------   -----------------

                            GROSS PROFIT                   0                   0                    0                   0

Expenses:
   General and Administrative                          3,399                 245                8,594               3,398
                                          ------------------  ------------------    -----------------   -----------------
                                                       3,399                 245                8,594               3,398
                                          ------------------  ------------------    -----------------   -----------------

                           (LOSS) BEFORE
                            INCOME TAXES              (3,399)               (245)              (8,594)             (3,398)

                           PROVISION FOR
                            INCOME TAXES                   0                   0                    0                   0
                                          ------------------  ------------------    -----------------   -----------------

                              NET (LOSS)  $           (3,399) $             (245)   $          (8,594)  $          (3,398)
                                          ==================  ==================    =================   =================

(LOSS) PER COMMON SHARE
   Basic and fully diluted loss per
   weighted average common share
   outstanding                            $             (.00) $             (.00)   $            (.00)  $            (.01)
                                          ==================  ==================    =================   =================

   Weighted average number of
   common shares outstanding                       5,250,915             250,915            4,261,904             250,915
                                          ==================  ==================    =================   =================

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)



                                                                                          Six Months Ended
                                                                                              March 31,
                                                                                      2005                2004
                                                                                -----------------  ------------------
OPERATING ACTIVITIES
   Net (loss)                                                                   $          (8,594) $           (3,398)
   Adjustments to reconcile net (loss) to net cash required by operating activities:
       Interest - non-cash                                                                      0                  59

   Changes in operating assets and liabilities:
       Prepaid expenses                                                                         0              (1,471)
       Accounts payable                                                                     2,796              (5,269)
       Income taxes payable                                                                (1,424)                 40
                                                                                -----------------  ------------------

                                  NET CASH REQUIRED BY OPERATING ACTIVITIES                (7,222)            (10,039)

FINANCING ACTIVITIES
     Loans                                                                                (10,039)             10,039
     Stock sold                                                                            40,000                   0
                                                                                -----------------  ------------------

                                  NET CASH PROVIDED BY FINANCING ACTIVITIES                29,961              10,039
                                                                                -----------------  ------------------

                                                       NET INCREASE IN CASH                22,739                   0

                                                CASH AT BEGINNING OF PERIOD                     0                   0
                                                                                -----------------  ------------------

                                                      CASH AT END OF PERIOD     $          22,739  $                0
                                                                                =================  ==================

                                                        CASH PAID FOR TAXES     $             900  $                0
                                                                                =================  ==================

                                                     CASH PAID FOR INTEREST     $             298  $                0
                                                                                =================  ==================

                                    CONTENTS

                                                                   PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..........   15

BALANCE SHEETS...................................................   16

STATEMENTS OF OPERATIONS.........................................   17

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT).....................   18

STATEMENTS OF CASH FLOWS.........................................   19

NOTES TO FINANCIAL STATEMENTS....................................   20

                                      Smith
                                        &
                                     Company

           A Professional Corporation of Certified Public Accountants



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Trafalgar Resources, Inc. (formerly Alternative Energy Resources, Inc.) Salt Lake City, Utah

We have audited the accompanying balance sheets of Trafalgar Resources, Inc. (a Utah corporation) as of November 30, 2004 and September 30, 2004, and the related statements of operations, shareholders' equity (deficit) and cash flows for the period ended November 30, 2004 and the years ended September 30, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trafalgar Resources, Inc. as of November 30, 2004 and September 30, 2004, and the results of its operations, shareholders' equity (deficit), and cash flows for the period ended November 30, 2004 and the years ended September 30, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.


                                               /s/ Smith & Company
                                               CERTIFIED PUBLIC ACCOUNTANTS

Salt Lake City, Utah
December 6, 2004

         4764 South 900 East, Suite 1 o Salt Lake City, Utah 84117-4977
              Telephone: (801) 281-4700 o Facsimile: (801) 281-4701
                        E-mail: smithcocpa@earthlink.net
          Members: American Institute of Certified Public Accountants o
                Utah Association of Certified Public Accountants

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                                 BALANCE SHEETS



                                                                         November 30,          September 30,
                                                                              2004                  2004
                                                                     -----------------    ------------------
ASSETS

CURRENT ASSETS
     Cash                                                            $          35,155    $                0
     Prepaid expenses                                                            2,500                     0
                                                                     -----------------    ------------------

                                            TOTAL CURRENT ASSETS                37,655                     0
                                                                     -----------------    ------------------

                                                                     $          37,655    $                0
                                                                     =================    ==================

LIABILITIES AND
SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Accounts payable                                                $             315    $              832
     Payable to officer (Note 5)                                                10,397                10,321
     Income taxes payable                                                            0                 1,424
                                                                     -----------------    ------------------

                                       TOTAL CURRENT LIABILITIES                10,712                12,577

     Contingent liabilities (Note 4)                                                 0                     0
                                                                     -----------------    ------------------

                                               TOTAL LIABILITIES                10,712                12,577

SHAREHOLDERS' EQUITY (DEFICIT)

     Common stock no par value, 100,000,000 shares authorized;
         5,250,915 and 250,915 shares issued at November 30, 2004
         and September 30, 2004 respectively                                   137,413                97,413
     Retained Deficit                                                         (110,470)             (109,990)
                                                                     -----------------    ------------------

                           TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                 26,943               (12,577)
                                                                     -----------------    ------------------

                                                                     $          37,655    $                0
                                                                     =================    ==================


See Notes to Financial Statements.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                            STATEMENTS OF OPERATIONS



                                                          Period
                                                           Ended                       Years Ended
                                                        November 30,                  September 30,
                                                           2004                  2004                2003
                                                    ------------------      -------------     -------------
Income                                              $                0      $           0     $           0
Cost of sales                                                        0                  0                 0
                                                    ------------------      -------------     -------------

                                    GROSS PROFIT                     0                  0                 0

Expenses:
   General and Administrative                                      480              5,965                78
                                                    ------------------      -------------     -------------
                                                                   480              5,965                78
                                                    ------------------      -------------     -------------

                      (LOSS) BEFORE INCOME TAXES                  (480)            (5,965)              (78)

                      PROVISION FOR INCOME TAXES                     0                100               100
                                                    ------------------      -------------     -------------

                                      NET (LOSS)    $             (480)      $     (6,065)    $        (178)
                                                    ==================       ============     =============

(LOSS) PER COMMON SHARE
   Basic and fully diluted loss per weighted
     average common share outstanding               $             (.00)      $       (.02)    $        (.00)
                                                    ==================       ============     =============

   Weighted average number of common
     shares outstanding (Note 2)                               742,718            250,915           250,915
                                                    ==================       ============     =============

See Notes to Financial Statements.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                 Period ended November 30, 2004 and years ended
                           September 30, 2004 and 2003





                                                            Common Stock             Retained
                                                       Shares          Amount         Deficit
                                               --------------   ------------  --------------
Balances at September 30, 2002                        250,915   $     97,413  $     (103,747)
     Net loss for year                                                                  (178)
                                               --------------   ------------  --------------

Balances at September 30, 2003                        250,915         97,413        (103,925)
     Net loss for year                                                                (6,065)
                                               --------------   ------------  --------------

Balances at September 30, 2004                        250,915         97,413        (109,990)
Stock issued for cash                               5,000,000         40,000
     Net loss for period                                                                (480)
                                               --------------   ------------  --------------

Balances at November 30, 2004                       5,250,915   $    137,413  $     (110,470)
                                               ==============   ============  ==============


See Notes to Financial Statements.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                            STATEMENTS OF CASH FLOWS
                 Period ended November 30, 2004 and years ended
                           September 30, 2004 and 2003



                                                            Period
                                                             Ended                 Years Ended
                                                          November 30,            September 30,
                                                              2004              2004           2003
                                                          -------------     ----------     -------------
OPERATING ACTIVITIES
   Net (loss)                                             $        (480)    $   (6,065)    $        (178)
   Adjustments to reconcile net (loss)
    to net cash required by operating
    activities:
      Interest - non-cash                                            76            282                 0

   Changes in operating assets and
    liabilities:
      Prepaid expenses                                           (2,500)             0                 0
      Accounts payable                                             (517)        (4,437)                0
      Income taxes payable                                       (1,424)           181               178
                                                          -------------     ----------     -------------
                     NET CASH REQUIRED BY
                     OPERATING ACTIVITIES                        (4,845)       (10,039)                0

FINANCING ACTIVITIES
   Loans                                                              0         10,039                 0
   Stock sold                                                    40,000              0                 0
                                                          -------------     ----------     -------------
                    NET CASH PROVIDED BY
                    FINANCING ACTIVITIES                         40,000         10,039                 0
                                                          -------------     ----------     -------------

                            NET INCREASE
                                 IN CASH                         35,155              0                 0

             CASH AT BEGINNING OF PERIOD                              0              0                 0
                                                          -------------     ----------     -------------

                   CASH AT END OF PERIOD                  $      35,155     $        0     $           0
                                                          =============     ==========     =============

                     CASH PAID FOR TAXES                  $         900     $        0     $           0
                                                          =============     ==========     =============

                  CASH PAID FOR INTEREST                  $         204     $        0     $           0
                                                          =============     ==========     =============




See Notes to Financial Statements.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                          NOTES TO FINANCIAL STATEMENTS
                              November 30, 2004 and
                           September 30, 2004 and 2003


NOTE 1:       ORGANIZATION AND HISTORY

Organization
The Company was incorporated in the State of Utah on October 25, 1972 as Electronic Agricultural Machinery Development Corporation. On January 25, 1974 the name was changed to Zenith Development Corporation. On April 17, 1980 the name was changed to Alternative Energy Resources, Inc. ("AER")

On April 6, 2004 the name was changed to Trafalgar Resources, Inc.

Nature of Operations
In 1972 the Company was originally organized for the purpose of inventing and developing a selective asparagus harvester. The fourth prototype demonstrated in 1976 was very successful. In 1977 the harvester was licensed to Acurex Corporation of Mountain View California ("Acurex"). Acurex continued to develop the machine for about four years, investing more than one million dollars in the project. However, migrant farm workers have been plentiful and there has been little motivation for the asparagus growers to mechanize. Because of this Acurex lost interest in the project and as time passed, all of the Acurex employees with any knowledge of the harvester moved on to other employment. Since 1983 their minimum royalty obligations to the Company have not been met and Acurex has lost its exclusive right to manufacture and sell the product. Since that time AER has continued to develop the harvester by making it smaller and less expensive to manufacture. Significant progress was made during the harvest of 1988 by updating it with the latest electronic sensing technology. Field testing was done in May and June of 1989 which was very successful. In the spring of 1995 the Asparagus Growers Commission had a study done on four different technologies by Battelle Memorial Institute Pacific Northwest Laboratories. However, an economic study of these technologies done by Washington State University determined that none of the technologies including the Haws Harvester were profitable.

In 1979 the Hot Water Saver was invented. This is an energy conservation measure that slowly pushes the unused heat, that remains in the pipes after each hot water draw, back into the water heater tank. Two U.S. patents, and one worldwide patent were issued to Kim Haws which he assigned to AER. After five years of research and development including a study by the Battelle Memorial Institute funded by the U.S. Department of Energy, the Company licensed this technology to Metlund Enterprises of Stockton, California. Several thousand of these units were sold by Metlund but as the energy conservation efforts subsided sales dropped and Metlund went out of business.

In 1984 the Gas Alert Signal was invented. It is a flashing or beeping knob that clamps on the valve handle of a compressed gas cylinder. It is used to open and close the valve and reminds the user to close the valve when gas is not being used. One U.S. patent was issued in May, 1987. In 1985, AER designed and manufactured 500 audio units and sold them while test marketing the product. In October, 1987, the Company entered into a licensing agreement with Benzco Inc. of LeGrand Oregon ("Benzco"). One of the most obvious marketing channels for this product is welding supply distributors. However, the Company encountered resistance from such distributors because a significant part of their income is derived from the sale of compressed gas and this product would dramatically reduce its consumption. Benzco found it a real challenge to penetrate this market through other channels. They have since discontinued production and are no longer in business. None of the products have been successful. All of the patents relating to these products have expired.

The Company is currently looking for new business opportunities.

Due to the Company having no specific business plan or operations, the Company is not a "Development Stage Company" as defined by Generally Accepted Accounting Principals (GAAP). Therefore, cumulative amounts from inception are not reported on the statements of operations, shareholders' equity or cash flows.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              November 30, 2004 and
                           September 30, 2004 and 2003



NOTE 1:       ORGANIZATION AND HISTORY (continued)

Going Concern Items
The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company's continued existence is dependent on its ability to generate sufficient cash flow to cover operating expenses, to repay its obligations and to invest in future operations. Management has prepared the following plan to address the Company's ability to continue as a going concern.

The Company intends to look for a new business venture.

NOTE 2:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, as well as footnote disclosures included in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentrations of Risk
The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, " Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

The carrying amount of cash equivalents, prepaid expenses, accounts payable and payable to officer approximate fair value due to their short-term nature.

Income Taxes
Income taxes consist of federal income and state franchise taxes. The Company has elected a September 30 fiscal year-end for both accounting and income tax purposes.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No.109 (SFAS No. 109), "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes.

                            TRAFALGAR RESOURCES, INC.
                  (formerly Alternative Energy Resources, Inc.)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                              November 30, 2004 and
                           September 30, 2004 and 2003



NOTE  2:      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basic Income (Loss) Per Common Share
Basic income (loss) per common share is computed based on the weighted average number of common shares outstanding during the period. As of November 30, 2004 and September 30, 2004 and 2003, there were no common stock equivalents. Therefore, the basic and fully diluted income (loss) per share is the same in 2004 and 2003.

Basic and fully diluted net loss per common share, calculated in accordance with SFAS 128, were $(.00), $(.02) and $(.00) for the period ended November 30, 2004 and the years ended September 30, 2004 and 2003 respectively. Weighted average common shares outstanding were 742,718, 250,915, and 250,915 for the period ended November 30, 2004 and the years ended September 30, 2004 and 2003, respectively.

Revenue Recognition
Revenues are recognized on the accrual basis when services are performed.

Advertising
The Company follows the policy of charging the costs of advertising to expense as incurred.

Change in Accounting Principle
The Company has adopted the provisions of FIN 44, "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No.
25)". This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's financial statements.


NOTE 3:       INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                              November 30, 2004 and
                           September 30, 2004 and 2003



NOTE 3:       INCOME TAXES (continued)

The income tax expense (benefit) for the year ending September 30, differs from the amount computed at the federal statutory rates as follows:

                                                                2004                  2003
                                                          -----------------     -----------------
              Income tax expense (benefit) at
                federal statutory rate of 35%             $          (2,088)    $             (27)
              State taxes                                               100                   100
              Valuation allowance                                     2,088                    27
                                                          -----------------     -----------------
                                                          $             100     $             100
                                                          =================     =================

Deferred tax assets for the year ending September 30 are composed primarily of the following:

                                                                2004
                                                          -----------------
              Net Operating Loss Carryforward             $           4,270
              Valuation allowance                                    (4,270)
                                                          -----------------
                                                          $               0
                                                          =================

At September 30, 2004, the Company had a net operating loss carryforward of approximately $12,200 that may be offset against future taxable income through 2024. These losses will start to expire in the year 2011 through 2024. No tax benefit has been reported in the financial statements because the Company believes that it is more likely than not that the carryforwards will expire unused. The utilization of future losses may be limited under various provisions of the Internal Revenue Code pertaining to continuity of business operations limits and substantial changes in ownership. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount. The valuation allowance increased in 2004 by approximately $2,088.

NOTE 4:       COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

Management of the Company has conducted a diligent search and concluded that there were no commitments, contingencies, legal matters pending, or liabilities at November 30, 2004 and September 30, 2004 other than as disclosed in the financial statements.

NOTE 5:       PAYABLE TO OFFICER

At November 30, 2004 and September 30, 2004 respectively, the Company owed $10,397 and $10,321 to its President for money he advanced to the Company. The Company expects to repay the advance in the near future. Accrued interest at 4.5% per annum in the amount of $358 and $282 are included in the above amounts at November 30, 2004 and September 30, 2004 respectively.

                                    Part III

Item 1.       Index to Exhibits.

     (3)(i) Articles of Incorporation and Amendments
     (3)(ii) Charter and Bylaws.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trafalgar Resources, Inc.



Date:  July 15, 2005                     /s/ Anthony B. Escobar
     ---------------------------         --------------------------------------
                                              Anthony B. Escobar, President